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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                              AMENDMENT NO. 4 TO
                                SCHEDULE 14D-9
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


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                           TRIAD SYSTEMS CORPORATION
                          (Name of Subject Company)


                          TRIAD SYSTEMS CORPORATION
                     (Name of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)


                                 895818 20 1
                    (CUSIP Number of Class of Securities)


                               JAMES R. PORTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TRIAD SYSTEMS CORPORATION
                               3055 TRIAD DRIVE
                             LIVERMORE, CA 94550
                                (510) 449-0606
                (Name, address and telephone number of persons
               authorized to receive notice and communications
                   on behalf of person(s) filing statement)


                                   COPY TO:

                            DANIEL COOPERMAN, ESQ.
                      McCUTCHEN, DOYLE, BROWN & ENERSEN
                        MARKET POST TOWER, SUITE 1500
                            55 SOUTH MARKET STREET
                              SAN JOSE, CA 95113


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        This Amendment No. 4 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on October 23, 1996 by Triad Systems Corporation, a Delaware Corporation (the "Company"), and amended by Amendment No. 1 filed on November 22, 1996, Amendment No. 2 filed on December 13, 1996 and Amendment No. 3 filed on January 3, 1997, relating to the offer by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), an affiliate of Cooperative Computing, Inc., a Texas corporation ("Parent"), to purchase all of the Company's outstanding shares of common stock, $.001 par value (the "Shares") at a price of $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached thereto as Exhibits 1 and 2, respectively (which collectively constitute the "Offer").

ITEM 2. TENDER OFFER OF BIDDER

        The response to Item 2 is amended and supplemented by the addition of the following:

        On January 15, 1997, Purchaser, Parent and the Company entered into the First Amendment to Agreement and Plan of Merger (the "First Amendment"). Pursuant to the First Amendment, the final date for the consummation of the Offer by Purchaser was extended to February 20, 1997 (the 120th day following the commencement of the Offer). Previously, the Merger Agreement provided that the final date was to be January 21, 1997 (the 90th day following commencement of the Offer). The First Amendment effected a corresponding change to the termination provisions of the Merger Agreement. In addition, the First Amendment amended the Merger Agreement to extend the final date for the consummation of the Merger to the 45th day following the consummation of the tender offer. Previously, the Merger Agreement provided that the final date for the consummation of the Merger was February 18, 1997.

        The foregoing summary of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment, a copy of which is attached hereto as Exhibit 99.15 and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

        The information set forth under Item 3(b)(2) is amended and supplemented as set forth in Item 2 above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is supplemented as follows:

        On January 16, 1997, the Company issued a press release, the text of which is attached hereto as Exhibit 99.16 and incorporated herein by reference.
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        Item 9 of the Schedule 14D-9 is supplemented by adding thereto the following information:

Exhibit 99.15 First Amendment to Agreement and Plan of Merger, dated as of January 15, 1997, by and among Parent, Purchaser and the Company.


Exhibit 99.16  Text of Press Release issued by the Company, dated January
               16, 1997.




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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

January 17, 1997


                                                TRIAD SYSTEMS CORPORATION


                                                By /s/ STANLEY F. MARQUIS
                                                  ---------------------------
                                                        Stanley F. Marquis
                                                  Vice President, Finance and
                                                     Chief Financial Officer




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                              INDEX TO EXHIBITS


Exhibit
Number           Description
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
Exhibit 99.15  First Amendment to Agreement and Plan of Merger, dated as of
               January 15, 1997, by and among Parent, Purchaser and the Company.

Exhibit 99.16  Text of Press Release issued by the Company, dated January 16,
               1997.